FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of September, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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For Immediate Release
September 26, 2005

Crystallex Announces Capital and Operating Costs for Expansion of
	     Las Cristinas to a 40,000 tpd Operation

TORONTO, ONTARIO, September 26, 2005 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that SNC-Lavalin Engineers and Constructors ("SNCL") has substantially completed a study for increasing production at Las Cristinas to 40,000 tonnes per day ("tpd") after a 20,000 tpd facility is successfully commissioned. The study, referred to as the "20,000 to 40,000 tpd Expansion Plan," provides capital and operating cost estimates, and a project schedule. In addition, Mine Development Associates ("MDA") increased the Las Cristinas reserve estimate as a result of the lower operating costs projected for the 40,000 tpd expansion. All dollar figures are in US Dollars unless otherwise indicated.

For the purposes of estimating the capital and operating costs, the SNCL Expansion Plan assumes completion of the $293 million, 20,000 tpd facility at Las Cristinas, for which Crystallex released updated cost and reserve estimates on August 31st, 2005. Engineering design is planned to commence on the 40,000 tpd expansion project approximately six months after completion of the 20,000 tpd plant. It is assumed that construction of the expansion project will commence one year after the start-up of the 20,000 tpd facility and the expanded plant will be commissioned approximately two years after completion of the 20,000 tpd facility. However, it is important to note that the 40,000 tpd expansion project could commence either earlier or later than these projections, depending on market circumstances.

As a result of lower operating costs associated with the 40,000 tpd operation, MDA has raised its estimate of reserves for Las Cristinas to 316.5 million tonnes of ore grading 1.27 grams per tonne for a total reserve of 12.9 million ounces of gold calculated at a price of $350 per ounce. Based on the revised reserves, the mine life of the combined 20,000/40,000 tpd operation is estimated at some 23 years. The capital cost for the expansion from the initial 20,000 tpd plant to the expanded 40,000 tpd plant is estimated to be $153 million. This is incremental to the $293 million forecast to complete the initial
20,000 tpd operation.

Operating costs for the expanded facility are estimated to be $6.91 per tonne of ore over the 23-year life of the project as compared with $7.63 per tonne for the 41-year life of the 20,000 tpd project.

Total cash operating costs per ounce, (inclusive of royalties and exploitation taxes) are estimated to be approximately $208 per ounce over the life of the project, as compared with $221 per ounce over the life of the mine in the 20,000 tpd scenario.

At full production of 40,000 tpd, gold production is expected to average approximately 500,000 ounces per year.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first quarter of 2007 at an initial annualized rate of approximately 300,000 ounces. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

Note to U.S. Investors: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

			       -2-

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   September 26, 2005     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature